                                                                      Exhibit 12



                       MERCK & CO., INC. AND SUBSIDIARIES

               Computation of Ratios of Earnings to Fixed Charges

                         (In millions except ratio data)


                                 Nine Months
                                   Ended
                                September 30                          Years Ended December 31
                                                --------------------------------------------------------------------
                                   1996           1995           1994           1993           1992           1991
                                 --------       --------       --------       --------       --------       --------
Income Before Taxes
 and Cumulative Effect
 of Accounting Changes           $4,070.8       $4,797.2       $4,415.2       $3,102.7       $3,563.6       $3,166.7

Add:
 One-third of rents                  22.2           28.1           36.0           35.0           34.0           31.1
 Interest expense, net               78.6           60.3           96.0           48.0           23.6           26.0
 Preferred stock dividends           52.4            2.1             --             --             --             --
                                 --------       --------       --------       --------       --------       --------
  Earnings                       $4,224.0       $4,887.7       $4,547.2       $3,185.7       $3,621.2       $3,223.8
                                 ========       ========       ========       ========       ========       ========

Fixed Charges
 One-third of rents              $   22.2       $   28.1       $   36.0       $   35.0       $   34.0       $   31.1
 Interest expense                   103.5           98.7          124.4           84.7           72.7           68.7
 Preferred stock dividends           52.4            2.1             --             --             --             --
                                 --------       --------       --------       --------       --------       --------
  Fixed Charges                  $  178.1       $  128.9       $  160.4       $  119.7       $  106.7       $   99.8
                                 ========       ========       ========       ========       ========       ========

Ratio of Earnings
 to Fixed Charges                      24             38             28             27             34             32
                                 ========       ========       ========       ========       ========       ========


For purposes of computing these ratios, "earnings" consist of income before taxes, cumulative effect of accounting changes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rent), interest expense, net of amounts capitalized, and dividends on preferred stock of subsidiary companies. "Fixed charges" consist of one-third of rents, interest expense as reported in the Company's consolidated financial statements and dividends on preferred stock of subsidiary companies.